John Hancock Tax-Advantaged Global Shareholder Yield Fund
601 Congress Street
Boston MA 02210

February 9, 2018
VIA EDGAR

Sonny Oh
Senior Counsel
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:       John Hancock Tax-Advantaged Global Shareholder Yield Fund
File Nos. 333-222088 & 811-22056

Dear Mr. Oh,

We have reviewed the Staff’s comments on the registration statements filed on Form N-2 on December 15, 2017 (the “Registration Statement”) for John Hancock Tax-Advantaged Global Shareholder Yield Fund (the “Fund”).  Below is a summary of the comments regarding the Registration Statement provided by the Staff on Tuesday, January 16, 2018. We respectfully submit this response letter on behalf of the Fund.

We believe that the disclosure changes and supplemental responses discussed in this letter are fully responsive to the Staff’s comments, and resolve any matters raised.  It is anticipated that the Fund will seek effectiveness of its Registration Statement, as amended, as soon as practicable after the filing of the next pre-effective amendment.  The Fund will, in connection therewith, make the requested representations and file the necessary acceleration request.

Unless otherwise stated herein, defined terms have the same meaning as used by the Fund in its Registration Statement.

JOHN HANCOCK TAX-ADVANTAGED GLOBAL SHAREHOLDER YIELD FUND

WRAPPER PAGES

Comment: Facing Page

1.	Please revise the approximate date of the proposed public offering to clarify the anticipated public offering dates for this Registration Statement.

Response: In response to this comment, the Fund has revised the disclosure on the Facing Page to read as follows:

~~From time to time~~Commencing as soon as practicable after the effective date of this Registration Statement and continuing from time to time thereafter.

PROSPECTUS

Comment: Cover Page (Page i) and Back Page — Common Shares (Page i)

2.	Please confirm the number of shares offered under this Registration Statement.

Response: The Fund confirms that the number of common shares stated on the facing page shall be the number of common shares to be registered under this Registration Statement.

Comment: Cover Page — Website Reference (Page ii)

3.
The John Hancock website address provided at which copies of the Fund’s annual report, semi-annual report, and other information about the Fund may be obtained should be specific to the information cited and should direct a shareholder to the exact webpage at which the cited information is located. Please update the website accordingly.

Response:  The Fund notes that the website address provided takes an investor to the John Hancock funds complex website, where the Fund’s specific web page is clearly marked. Due to the fact that this disclosure is complex-wide in nature, the Fund declines to change the website address, as doing so would create unnecessary complexity in the various funds’ disclosures.

Comment: Cover Page — Table of Contents (Page iii)

4.	It appears that “Summary of Fund Expenses” was not included on the table of contents. Please confirm the table of contents is complete.

Response: In response to this comment, the Fund has revised the table of contents to include the “Summary of Fund Expenses” caption.

Comment: Cover Page (Page i), Prospectus Summary — Investment Strategy (Page 1), and Investment Strategies (Page 21)

5.	It is not sufficiently clear from the description of the Fund’s 80% policy that this policy relates to “tax-advantaged” dividends. Please revise the disclosure accordingly.

Response: In response to this comment, the Fund will add the language indicated below to its Investment Strategy discussion to clarify the Fund’s intention to invest in equity securities that pay tax-advantaged dividends:

Under normal market conditions, the Fund invests at least 80% of its total assets in a diversified portfolio of dividend-paying securities of issuers located throughout the world. This policy is subject to the requirement that the manager believes at the time of investment that such securities are eligible to pay tax-advantaged dividends.  The Fund seeks to produce superior, risk-adjusted returns by using a disciplined, proprietary investment approach that is focused on identifying companies with strong free cash flow and that use their free cash flow to seek to maximize “shareholder yield” through dividend payments, stock repurchases and debt reduction.  By assembling a diversified portfolio of securities which, in the aggregate, possess positive growth of free cash flow, high cash dividend yields, share buyback programs and net debt reductions, the Fund seeks to provide shareholders an attractive total return with less volatility than the global equity market as a whole. “Free cash flow” is the cash available for distribution to investors after all planned capital investment and taxes. The Advisor (as defined below) believes that free cash flow is important because it allows a company to pursue opportunities that enhance shareholder value.

The Fund notes that it is not possible to know whether the dividends paid by a company will be tax-advantaged at the time of investment. As a result, the Fund will include the underlined language above to indicate it will target investment in companies that it believes at the time of investment will pay tax-advantaged dividends.

Comment: Prospectus Summary — Investment Strategy — Options Strategy (Page 4)

6.
We note the removal of disclosure from the prospectus regarding the Fund’s status as a seller of index call options since the registration statement filed December 18, 2014. Please either re-insert this disclosure or provide an explanation as to why the disclosure was properly removed.

Response: The Fund notes that disclosure regarding its options strategy, including selling index call options, appears under “Prospectus Summary - Investment Strategy - Options Strategy” beginning on page 4. Accordingly, the Fund respectfully declines to make any changes in response to this comment.

Comment: Prospectus Summary — Investment Strategy — Other Investments (Page 6)

7.	Please clarify that “below investment grade” debt securities are considered junk bonds.

Response: In response to this comment, the Fund has revised the disclosure in the first paragraph of “Prospectus Summary - Investment Strategy - Other Investments” to read as follows:

The Fund may invest in debt securities, including below investment-grade debt securities (also known as “junk bonds”).

Comment: Summary of Risks — General Risks

8.
The disclosure in “Portfolio Summary - General Risks - Tax Risks” (Page 9) of the prospectus indicates that Congress is currently considering numerous proposals to change the tax code. Please revise this disclosure to reflect the recent passing and singing into law of the Tax Cuts and Jobs Act.

Response: In response to this comment, the Fund has removed the disclosure at the end of the second paragraph of “Prospectus Summary - General Risks - Tax Risks” as follows:

~~For instance, Congress is considering numerous proposals to change the code, some of which include further increasing U.S. federal income taxes or decreasing certain favorable tax treatments currently included in the Code.~~

9.
Because “Equity Risk” was included in the Fund’s registration statement filed December 18, 2014, please either add corresponding disclosure under “Prospectus Summary - Strategy Risks” or explain why it was appropriate to remove this risk.

Response: The Fund notes that a discussion of the risks of equity investing in currently included in “Prospectus Summary - Strategy Risks” and respectfully declines to make further changes.  The current disclosure reads as follows:

“Equity securities risk. The price of equity securities may decline due to changes in a company’s financial condition or overall market conditions.”

Comment: Market and Net Asset Value Information (Page 20)

10.	Please revise the cross-reference at the end of the second paragraph to include a citation to “Secondary Market for Common Shares”.

Response: In response to this comment, the Fund has revised the cross-reference at the end of the second paragraph to read as follows:

Shares of common stock of closed-end investment companies frequently trade at a discount from NAV. See “Risk Factors—General Risks—Market Discount Risk” and “—Secondary Market for Common Shares.”

Comment: Investment Strategies — Other Investment Policies

11.
The Fund appears to generate consistently high portfolio turnover rates. If utilizing high portfolio turnover is a frequent investment policy of the Fund, please move the “Portfolio turnover” (Page30) investment strategy into the principal strategy section of the prospectus.

Response: In response to this comment, the Fund has added the following disclosure to its investment strategies:

The Fund may trade securities actively and may engage in short-term trading strategies.

12.
We note that the “Defensive Positions” (Page 31) disclosure is covered earlier in the prospectus under “Temporary Defensive Strategies” (Page 29). Please delete the appropriate disclosure to avoid repetition.

Response: In response to this comment, the Fund has removed the “Investment Strategies - Other Investment Policies - Defensive Positions” disclosure.

Comment: Risk Factors (Page 27)

13.
The opening paragraph of the “Risk Factors” section uses in separate instances the terms “principal risks”, “main factors”, and “primary factors” when referencing the same principal risks of the Fund. Please remove the references to “main factors” and “primary factors” and use the terms “principal factors” or “non-principal factors” when differentiating between the Fund’s principal and non-principal risk factors.

Response: In response to this comment, the Fund has revised the disclosure under “Risk Factors” to read as follows:

The principal risks of investing in the Fund are summarized in the Prospectus summary above. Below are descriptions of the ~~main~~ principal factors that may play a role in shaping the Fund’s overall risk profile. For further details about fund risks, including additional risk factors that are not discussed in this prospectus because they are ~~not~~ considered ~~primary~~ non-principal factors, see the Fund’s Statement of Additional Information (SAI).

Comment: Risk Factors — Emerging Markets Risk (Page 39)

14.	Please include disclosure regarding “Emerging Markets Risk” to the Fund’s principal investment strategies.

Response: The Fund respectfully notes that the second paragraph under “Investment Strategies” contains disclosure regarding the Fund’s ability to invest in securities issued by companies located in certain emerging markets. Accordingly, the Fund respectfully declines to make any changes in response to this comment.

Comment: U.S. Federal Income Tax Matters (Page 50)

15.
The prospectus states that the Fund is generally permitted to carry forward a net capital loss incurred in any taxable year for differing time periods depending on the date the capital loss was realized, but does not include disclosure specific to the amount of the Fund’s loss carryforward. Please include disclosure regarding the Fund’s current loss carryforward amounts.

Response: The Fund respectfully notes that detailed information regarding the Fund’s capital loss carryforward is included in the Statement of Additional Information. The information provided in the Statement of Additional Information includes the total amount available to offset future net realized capital gains of the Fund and a chart detailing the loss carryforward expiration schedule. Accordingly, the Fund respectfully declines to make any changes in response to this comment.

Comment: Additional Information (Page 60)

16.
The second paragraph of disclosure under “Additional Information” states the prospectus, SAI, or any contract included as an exhibit does not give rise to an agreement between the Fund or any investor except with respect to any rights conferred explicitly by federal or state securities laws that may not be waived. Please either explain what types of rights may not be waived or remove this disclosure.

Response: In response to this comment, the Fund has revised the disclosure as follows:

This prospectus provides information concerning the Fund that you should consider in determining whether to purchase shares of the Fund. Each of this prospectus, the SAI, or any contract that is an exhibit to the Fund’s registration statement, is not intended to, nor does it, give rise to an agreement or contract between the Fund and any investor. Each such document also does not give rise to any contract or create rights in any individual shareholder, group of shareholders, or other person. The foregoing disclosure should not be read to suggest any waiver of any rights conferred by federal or state securities laws.

STATEMENT OF ADDITIONAL INFORMATION

Comment: Those Responsible for Management — Board Committees (Page 16)

17.	Please confirm or update the number of times each Board Committee met during the fiscal year ended October 31, 2017.

Response: The Fund so confirms.

Comment: Shareholders of The Fund — Compensation (Page 26)

18.	Please revise the disclosure accompanying the tables included in the “Compensation” section to clarify the basis of the table and the purpose for its inclusion in the prospectus.

Response: In response to this comment, the Fund will revise this disclosure for clarity in consultation with the Fund’s subadvisors.

PART C

Comment: Item 29. Number of Holders of Securities (Page C-4)

19.	Please confirm that the 6 record holders referenced in Item 29 are broker-dealer intermediaries.

Response: The Fund so confirms.

Comment: Item 25. Financial Statements and Exhibits (Page C-2)

20.	Please confirm that Exhibits (L) and (N) will be filed by amendment.

Response: The Fund so confirms.

Comment: Trustee Signatures

21.	Please confirm that the signature page properly reflects a valid Power of Attorney and that such Power of Attorney will be filed by amendment.

Response: The Fund so confirms.

GENERAL COMMENTS

22.	Any financial statements not required to be filed must be filed by amendment. Please note that the SEC Staff reserves the right to make further comments.

Response: The Fund respectfully acknowledges the comment.

23.
Please confirm to the staff in your response letter that the Fund has obtained or will obtain FINRA approval of the underwriting terms of the offering. Please request that a copy of the approval letter be provided directly to me in advance of any requested effective dates.

Response: The Fund so confirms and will make that request.

24.
We note that portions of the filings are incomplete.  We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre- effective amendments.

Response: The Fund respectfully acknowledges the comment.

Thank you for your attention in these matters.  If you have any questions, I may be reached at 617-951-9068.

Sincerely,

/s/ Trayne Wheeler
Trayne Wheeler